SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ExactTarget, Inc.

(Name of Subject Company)

ExactTarget, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

30064K105

(CUSIP Number of Class of Securities)

Scott D. Dorsey

Chief Executive Officer

ExactTarget, Inc.

20 North Meridian Street, Suite 200

Indianapolis, Indiana 46204

(317) 423-3928

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Howard B. Adler

Christopher D. Dillon

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.

Washington, DC 20036

(202) 955-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of ExactTarget, Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2013 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Excalibur Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of salesforce.com, inc. (“salesforce.com”), a Delaware corporation, as disclosed in the Tender Offer Statement on Schedule TO filed by salesforce.com and Purchaser with the SEC on June 12, 2013, and pursuant to which Purchaser is offering to purchase all outstanding shares of common stock, par value $0.0005 per share, of the Company (“Shares”), at a price of $33.75 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 12, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

The second bullet point under the subheading entitled “Arrangements between ExactTarget and Its Executive Officers, Directors or Affiliates – Overview” in Item 3 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

“•	Accelerated vesting of all Shares subject to each of the ExactTarget restricted stock awards (“Restricted Stock”) held by our non-employee directors to become effective at the initial acceptance for payment for Shares that are validly tendered pursuant to the Offer (the “Acceptance Time”) for Messrs. Yuan, Ferguson and O’Driscoll, each of whom is resigning from the Board as of immediately after the Acceptance Time, and at the Effective Time for all other non-employee directors, and the cancellation of such Shares in exchange for the right to receive the Offer Price for each Share subject thereto. Such accelerated vesting is pursuant to each non-employee director’s Restricted Stock agreement or as otherwise approved by the Board;”

The first paragraph under the subheading entitled “Arrangements between ExactTarget and Its Executive Officers, Directors or Affiliates – Treatment of Equity-Based Awards under the Acquisition Agreement – Restricted Stock and Restricted Stock Units” in Item 3 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

“Outstanding Shares of Restricted Stock as of immediately prior to the Effective Time will be cancelled at the Effective Time (after giving effect to any acceleration of vesting that occurs on account of the transactions contemplated by the Acquisition Agreement) and converted into the right to receive a cash amount equal to the Offer Price for each Share of Restricted Stock, which right will be unvested and subject to the same vesting schedule, repurchase option or obligation, risk of forfeiture or other condition as in effect with respect to each such Share of Restricted Stock as of immediately prior to the Effective Time and will not be paid or payable unless and until such time as such vesting conditions are met and such repurchase option, risk of forfeiture or other condition lapses or otherwise terminates. Pursuant to their Restricted Stock agreements or as otherwise provided by the Board, Shares of Restricted Stock held by our non-employee directors will vest at the Acceptance Time (with respect to Messrs. Yuan, Ferguson, and O’Driscoll) or the Effective Time (with respect to all other non-employee directors), and such Shares will be exchanged for the right of such non-employee directors to receive the Offer Price therefor promptly following the Effective Time.”

Item 8. Additional Information.

Item 8, “Additional Information” is hereby amended and supplemented by inserting immediately before the subsection entitled “Forward-Looking Statements” the following new subsection:

“Final Results of the Offer

The offering period for the Offer, the Offer and withdrawal rights expired at midnight, New York City Time, on Wednesday, July 10, 2013. Salesforce.com announced that, as of such time, an aggregate of approximately 64,237,892 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 89.7% of the Shares then outstanding. In addition, as of such time notices of guaranteed delivery had been delivered with respect to approximately 1,601,949 Shares, representing approximately 2.2% of the Shares then outstanding. The aggregate number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the condition that more than 50% of the then-outstanding Shares be validly tendered and not properly withdrawn prior to the expiration of the Offer. All conditions to the Offer having been satisfied, salesforce.com announced that Purchaser accepted for payment, and expects to promptly pay for in accordance with the terms of the Offer, all Shares that were validly tendered and not properly withdrawn pursuant to the Offer.

Salesforce.com also announced that Purchaser currently intends to exercise the Top-Up Option to purchase from ExactTarget a number of newly issued Shares equal to the lowest number of Shares that, when added to the number of Shares owned by saleforce.com and Purchaser at the time of such exercise, constitute one Share more than 90% of the Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares).

Salesforce.com further announced that, following the exercise of the Top-Up Option, Purchaser expects to effect the Merger pursuant to the “short-form” merger procedures set forth in Section 253 of the DGCL. As a result of the Merger, Purchaser will be merged with and into ExactTarget, with ExactTarget surviving the Merger as a wholly owned subsidiary of salesforce.com.

At the Effective Time, all remaining issued and outstanding Shares not tendered in the Offer (other than (A) Shares owned by salesforce.com, Purchaser or ExactTarget, or by any subsidiary of salesforce.com, Purchaser or ExactTarget, in each case immediately prior to the Effective Time (whether pursuant to the Offer or otherwise), and (B) Shares owned by stockholders who have neither voted in favor of the Merger nor consented thereto in writing and who have properly and validly exercised their dissenters’ rights of appraisal in respect of such Shares) will be cancelled and extinguished and automatically converted into the right to receive the same cash price of $33.75 per Share paid in the Offer, without interest thereon and less any applicable withholding taxes.

Following the Merger, all Shares will be delisted and will cease to trade on the NYSE.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding Exhibit (a)(5)(N) as described below.

Exhibit Number	Description

(a)(5)(N)	Press Release issued by salesforce.com on July 11, 2013 (incorporated by reference to Exhibit (a)(5)(iv) to Amendment No. 3 to the Schedule TO, filed by salesforce.com, inc. and Excalibur Acquisition Corp. with the SEC on July 11, 2013).

ANNEX I – INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

The third-to-last paragraph under the heading “Director Compensation” in Annex I to the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

“As reflected in the table above, on March 1, 2012 or April 15, 2012, each non-employee director (other than Ms. Bradley) received an annual equity award of Restricted Stock with a value of approximately $145,000 for the Lead Director and $135,000 for other directors pursuant to our Non-Employee Directors Restricted Stock Plan and ExactTarget, Inc. 2008 Equity Incentive Plan. The number of shares subject to such award was determined by dividing the dollar value of the grant ($145,000 for the Lead Director and $135,000 for the other directors) by the fair market value of our common stock on such dates ($15.00 on March 1, 2012 and $23.41 on April 15, 2012). The Restricted Stock awards vested on January 1, 2013. Pursuant to the Restricted Stock agreements and Board actions, the vesting of all shares of Restricted Stock held by such non-employee directors will accelerate on a change in control (which will occur for this purpose at the Effective Time (as defined in the Schedule 14D-9) or, with respect to Messrs. Yuan, Ferguson, and O’Driscoll, at the Acceptance Time).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXACTTARGET, INC.

By:	/s/ Traci M. Dolan
Name:	Traci M. Dolan
Title:	Chief Administrative Officer

Dated: July 11, 2013